UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 59316/January 29, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13336

In the Matter of	:	
	:	
THE JPM COMPANY,	:	ORDER MAKING FINDINGS AND
MAXXIS GROUP, INC.,	:	REVOKING REGISTRATIONS
METROTRANS CORP., and	:	BY DEFAULT
TIDALWAVE HOLDINGS, INC.	:	

SUMMARY

This Order revokes the registrations of registered securities of Respondents The JPM Company (JPM), Maxxis Group, Inc. (Maxxis Group), Metrotrans Corp. (Metrotrans), and Tidalwave Holdings, Inc. (Tidalwave Holdings) (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on January 13, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by January 15, 2009.[1] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken

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[1] All Respondents were served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

JPM (CIK No. 1007581)[2] is a Pennsylvania corporation located in Lewisburg, Pennsylvania, with a class of securities registered pursuant to Exchange Act Section 12(g). JPM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $22 million for the prior nine months. As of January 9, 2009, JPM's common stock symbol, JPMX, was quoted on the Pink Sheets operated by Pink OTC Markets, Inc. (Pink Sheets), had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Maxxis Group (CIK No. 1045703) is a Georgia corporation located in Tucker, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Maxxis Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of $734,000 for the prior nine months.

Metrotrans (CIK No. 920464) is an administratively dissolved Georgia corporation located in Griffin, Georgia, with a class of securities registered pursuant to Exchange Act Section 12(g). Metrotrans is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 3, 1999, which reported a net loss of $16 million for the prior nine months.

Tidalwave Holdings (CIK No. 1038792) is a Florida corporation located in Clearwater, Florida, with a class of securities registered pursuant to Exchange Act Section 12(g). Tidalwave Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended December 31, 2000, which reported a net loss of $137,549 for the prior nine months. On October 5, 2007, Tidalwave Holdings filed a Form 15 to terminate the registration of its securities under Exchange Act Rule 12(g)-4(a)(2)(i). The Form 15 is invalid on its face because the approximate number of shareholders listed is in excess of the permissible number of shareholders allowed by Rule 12(g)-4(a)(2)(i). As of January 9, 2009, Tidalwave Holdings' common stock symbol, TWVH, was quoted on the Pink Sheets, had thirteen market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of The JPM Company is REVOKED;

the REGISTRATION of the registered securities of Maxxis Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Metrotrans Corp. is REVOKED; and the REGISTRATION of the registered securities of Tidalwave Holdings, Inc., is REVOKED.

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                               Carol Fox Foelak
                               Administrative Law Judge